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Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44998



FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BofA Distributors, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Federal Street
(No. and Street)

Boston	MA	02110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Linda Douglas — (617) 434-3870
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

101 Seaport Boulevard	Boston	MA	02110
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC
Mail Processing
Section
FEB 29 2016
Washington DC
413

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Linda Douglas, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BofA Distributors, Inc., as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



HELEN M LYMAN
MY COMMISSION EXPIRES
JANUARY 2, 2020
NOTARY PUBLIC
COMMONWEALTH OF
MASSACHUSETTS

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BofA Distributors, Inc.
(A wholly-owned subsidiary of BofA Advisors, LLC)
Index to Statement of Financial Condition
December 31, 2015

Page(s)



Report of Independent Registered Public Accounting Firm

To the Board of Directors of
BofA Distributors, Inc.
(A wholly-owned subsidiary of BofA Advisors, LLC):

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of BofA Distributors, Inc. (the 'Company') at December 31, 2015 in conformity with accounting principles generally accepted in the United States of America. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of the statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 25, 2016

PricewaterhouseCoopers LLP, 101 Seaport Boulevard, Suite 500, Boston, MA 02210
T: (617) 530 5000, F: (617) 530 5001, www.pwc.com/us

BofA Distributors, Inc.
(A wholly-owned subsidiary of BofA Advisors, LLC)
Statement of Financial Condition
December 31, 2015

Assets		
Cash and cash equivalents	$	123,663,237
Receivables		
Distribution and shareholder servicing plan fees from affiliates		2,170,452
From affiliates		2,322,970
Income tax receivable		1,056,105
Deferred tax asset		19,338
Other assets		286,548
Total assets	$	129,518,650
Liabilities and Stockholder's Equity		
Liabilities		
Payable to affiliates	$	2,651,405
Commissions and fees payable to broker-dealers and affiliates		837,044
Accounts payable and accrued liabilities		440,295
Total liabilities		3,928,744
Stockholder's Equity		
Common stock, no par, stated value $1; authorized - 200,000 shares; issued and outstanding - 100 shares		100
Additional paid-in capital		123,088,131
Retained earnings		2,501,675
Total stockholder's equity		125,589,906
Total liabilities and stockholder's equity	$	129,518,650

The accompanying notes are an integral part of this financial statement.

1. Organization and Operations

BofA Distributors, Inc. (the "Company") is incorporated in the Commonwealth of Massachusetts and is a wholly-owned subsidiary of BofA Advisors, LLC (the "Parent"), a Delaware limited liability company. The Company is registered as a broker-dealer pursuant to the Securities Exchange Act of 1934 and applicable state securities statutes and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation. The Parent is a subsidiary of BofA Global Capital Management Group, LLC ("BACM"). BACM is a wholly-owned subsidiary of Bank of America, N.A. ("BANA"), which is an indirect wholly-owned subsidiary of Bank of America Corporation ("the Corporation").

The Company is the distributor of the BofA Funds (the "Funds"), which are registered investment companies under the Investment Company Act of 1940, as amended. The Funds are money market funds managed by the Parent.

On November 3, 2015, the Corporation announced that it had reached an agreement to transfer the investment management responsibilities of BACM to BlackRock®, Inc. The transaction is subject to customary regulatory reviews and approvals and is expected to close on April 15, 2016.

2. Summary of Significant Accounting Policies

Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual amounts could differ from such estimates.

Cash and Cash Equivalents

The Company defines cash and cash equivalents as highly liquid investments with original maturities of ninety days or less including demand deposits and investments in money market funds managed by the Parent.

Fair Value of Financial Instruments

In accordance with the authoritative guidance on fair value measurements and disclosures under GAAP, the Company discloses the fair value of its investments in a hierarchy that prioritizes the inputs to valuation techniques used to measure the fair value. The hierarchy gives the highest priority to valuations based upon unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to valuations based upon unobservable inputs that are significant to the valuation (level 3 measurements). The guidance establishes three levels of the fair value hierarchy as follows:

Level 1: Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

Level 2: Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active;

Level 3: Inputs that are unobservable.

At December 31, the Company measured the fair value of all financial instruments, which consists of money market funds managed by the Parent, using quoted prices in active markets, Level 1.

Distribution and Shareholder Servicing Plan Fees
The Company receives distribution plan fees and shareholder servicing fees for providing certain distribution services for designated classes of the Funds' shares. Shareholder servicing includes providing general shareholder liaison services, responding to customer inquiries and providing other similar services. Shareholder servicing and distribution plan fees are based on a percentage of the average net assets of the Funds and are recognized in the period earned.

Commissions and Fees
Commissions and fees rebated to broker-dealers and affiliates represent fees remitted to affiliates and third party intermediaries for their performance of shareholder administration and servicing. Fees are recognized in the period incurred based on the terms of the respective selling agreements.

Dealer Support Arrangements
The Company has entered into arrangements with various affiliates and third party financial service firms to be compensated for and to compensate them for the administration and servicing of investments in, or selling arrangements related to, the Funds. Fees received and paid pursuant to these arrangements are calculated at a contractual rate based a percentage of the average net assets of the Funds and are recognized in the period in which they are earned or incurred.

Income Taxes
The Company provides for income taxes on transactions that have been recognized in the financial statements in accordance with ASC 740 Income Taxes ("Income Tax Accounting"). Accordingly, deferred taxes are adjusted to reflect the tax rates at which future taxable amounts will likely be settled or realized. The effects of tax rate changes on future deferred tax liabilities and deferred tax assets, as well as other changes in income tax laws, are recognized in net earnings in the period during which such changes are enacted.

The Company's operating results are included in the consolidated federal income tax return of the Corporation. The method of allocating federal income tax expense is determined under a tax allocation agreement between the Company and the Corporation. This allocation agreement specifies that income tax expense will be computed for all subsidiaries on a separate company method.

The Company's operating results are subject to taxation in numerous States, both on a separate company basis and as part of unitary, combined or consolidated ("UCC") State tax returns.

The Company recognized and measures its unrecognized tax benefits ("UTB") in accordance with Income Tax Accounting. Income tax benefits are recognized and measured based upon a two-step model: 1) a tax position must be more-likely-than-not to be sustained based solely on its technical merits in order to be recognized, and 2) the benefit is measured as the largest dollar amount of that position that is more-likely-than-not to be sustained upon settlement. The difference between the benefit recognized for a position in accordance with this model and the tax benefit claimed on a tax return is referred to as an unrecognized tax benefit. The Company accrues income-tax-related interest and penalties (if applicable) within income tax provision.

3. Related Party Transactions

Cash and cash equivalents include demand deposits of $7,034,072 held with BANA and investments of $116,629,165 in money market mutual funds managed by affiliates.

The receivables from affiliated funds for distribution plan fees and shareholder servicing fees totaled $2,170,452 and are expected to be settled in the normal course of business. Payables to affiliated funds for related waivers totaled $1,665,270 at December 31, 2015. Related party transactions are settled in cash during the normal course of business, in accordance with the terms of the respective agreements.

Under the Services Support Agreement with the Parent, the Company provides distribution and sales-related services to the Parent for which the Parent pays the Company a monthly fee of 105 percent of the Company's net expenses, as defined in the agreement.

Included in commission and fees payable to broker-dealers and affiliates $829,925 is due to affiliates which is related to shareholder administration and servicing.

The Company has agreements with BANA and the Parent where each provides to the Company necessary administrative services, office space, equipment, and clerical, executive, supervisory and certain sales-related personnel.

The Company has dealer support arrangements with affiliates, in which the affiliates provide distribution and shareholder administration services to the Company. Conversely, the Company has dealer support arrangements with BANA, in which the Company provides distribution and shareholder administration services to the BANA.

4. Income Taxes

Deferred tax expense is determined by the change in the deferred tax asset or liability between periods. As of December 31, 2015, the Company had a deferred tax asset of $19,338.

The Company's current federal income tax liability is determined as if the Company filed on a separate company method, taking into account tax planning strategies and the tax position of the consolidated group. State income taxes are generally accrued based on a separate company return basis reflecting unitary, combined or consolidated factors where applicable. Current taxes receivable from the Corporation of $1,056,106 are included in the accompanying statement of financial condition as of December 31, 2015.

Goodwill and intangibles, recognized by BACM in the Corporation's November 1, 2001 acquisition of the asset management segment of Liberty Financial Companies, Inc., has been allocated to the Company and the other entities acquired for tax purposes only. Due to differences in the book and tax treatment of amortization for these goodwill and intangible amounts, the Company derives a tax deduction and related benefit from this allocation. Since the goodwill and intangibles are recorded at BACM for financial reporting purposes, decreases in tax basis that reduce the current tax liability are reflected in contributed capital.

The IRS examination of 2010 and 2011 is at Appeals and the field examination of 2012 and 2013 is in process.

The Company had no UTB at December 31, 2015. During the year ended December 31, 2015, there were no increases, decreases, settlements or expirations of statutes of limitations affecting the UTB balance.

As of December 31, 2015, the Company had no accrual for interest and penalties that relate to income taxes.

5. Commitments and Contingencies

In the ordinary course of business, the Corporation and the Company are routinely defendants in or parties to many pending and threatened legal actions and proceedings, including actions brought on behalf of various classes of claimants. Certain of these actions and proceedings are based on alleged violations of consumer protection, securities, environmental, banking, employment and other laws. In certain of these actions and proceedings, claims for substantial monetary damages are asserted against the Corporation and the Company.

In the ordinary course of business, the Corporation and the Company are also subject to regulatory examinations, information gathering requests, inquiries and investigations. As a registered broker-dealer, the Company is subject to regulation by the SEC, the FINRA, the New York Stock Exchange and state securities regulators. In connection with formal and informal inquiries by those agencies, the Company receives numerous requests, subpoenas and orders for documents, testimony and information in connection with various aspects of its regulated activities.

In view of the inherent difficulty of predicting the outcome of such litigation and regulatory matters, particularly where the claimants seek very large or indeterminate damages or where the matters present novel legal theories or involve a large number of parties, the Corporation and the Company cannot state with confidence what the eventual outcome of the pending matters will be, what the timing of the ultimate resolution of these matters will be or what the eventual loss, fines or penalties related to each pending matter may be.

The Corporation and the Company establish reserves for litigation and regulatory matters when those matters present loss contingencies that are both probable and estimable. When loss contingencies are not probable and estimable, the Company does not establish reserves. Based on current knowledge, management does not believe that loss contingencies, if any, arising from pending litigation or regulatory matters will have a material adverse effect on the financial position or liquidity of the Company. No reserves for such losses were established during 2015.

6. Subsequent Events

Events occurring subsequent to the December 31, 2015 have been evaluated through February 25, 2016, the date this financial statement was issued. All material subsequent events have been disclosed in the notes to the financial statement.